HOLDING

RECEIVED

2007 MAY 29 A 5:1

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07023827


Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com


**Rule 12g3-2(b) File No.
82-34748**

Date 22 May 2007

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

Heike Theißing

Kay Amelungse

5/29

Enclosures

(1) 21 May 2007

Press release:
Hypo Real Estate Bank AG is providing financing of € 470 million for a commercial real estate portfolio acquired by Morgan Stanley Real


Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (Vorsitzender des Vorstandes)
Stephan Bub, Dr. Paul Eisele,
Dr. Markus Fell, Thomas Glynn (stellv.),
Dr. Robert Grassinger (stellv.), Frank Lamby,
Bettina von Oesterreich (stellv.)

| | |
|---|---|
| (2) 21 May 2007 | 22.05.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG) - BlackRock |

## Press release

**Hypo Real Estate Bank AG is providing financing of € 470 million for a commercial real estate portfolio acquired by Morgan Stanley Real Estate**

**Munich, 21 May 2007:** Hypo Real Estate Bank AG – a member of the Hypo Real Estate Group – is providing financing of € 470 million for the acquisition of a commercial real estate portfolio by a Morgan Stanley Real Estate investment fund. The transaction was closed on 27 April 2007.

The portfolio consists of 22 high profile commercial assets, of which the majority are located in the Hamburg metropolitan area. It includes s some buildings of architecture significance which have received several awards, such as the Deichtor Center, the Berliner Tor Center, the Barcadi Turm and the XX Haus. The total useful area of all the properties is approx. 232,000 m², 80% of which is used as office space. The portfolio was sold by the well-known Hamburg-based developer Dieter Becken.

The borrower is one of the Morgan Stanley Real Estate funds with which the Hypo Real Estate Group has already completed a number of financings.

"We are pleased that we are able to support Morgan Stanley Real Estate in the acquisition of this attractive portfolio with flexible and customised finance," says **Gerhard Meitinger, Head of Sales International Investors.**

**Press contact:**

**Hypo Real Estate Group**
Oliver Gruß
Tel.: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

**Hypo Real Estate Group**
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group will develop additional growth and establish the conditions necessary for a further increase in profitability by consistently developing the business model towards that of a more broadly based **Asset Finance House**. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

Hypo Real Estate
GROUP

**Shareholding Disclosures**

**22.05.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG) - BlackRock**

WKN: 802 770
ISIN: DE 000 802 770 7

Pursuant to section 21 para. 1 WpHG BlackRock, Inc., 40 East 52nd Street, New York, 10022, USA and BlackRock Holdco 1, LLC, 40 East 52nd Street, New York, 10022 USA, notified Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, on 21 May 2007 of the following:

We should hereby like to inform you pursuant to Sections 21 Paragraph 1 and 24 WpHG that on 18.05.2007 the percentage holding of the voting rights in Hypo Real Estatae Holding AG, Unsöldstr. 2, D- 80538 Munich, Germany, held by BlackRock, Inc., 40 East 52nd Street, New York, 10022, USA, and BlackRock Holdco 1, LLC, 40 East 52nd Street, New York, 10022, USA, each fell below the threshold of 3% and is now each 2.96 % (3,978,897 voting shares). All of the voting rights are each attributable to them pursuant to Section 22 Paragraph 1 Sentence 1 No. 6 in connnection with Sentence 2 WpHG. BlackRock Holdco 1. LLC is controlled by BlackRock, Inc.

Munich, 21 May 2007
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

END